EXHIBIT 99.2

Press release dated July 30, 2014 Suncor Energy increases dividend

News Release

FOR IMMEDIATE RELEASE

Suncor Energy increases dividend

(All financial figures are in Canadian dollars.)

Calgary, Alberta (July 30, 2014) – Suncor Energy’s Board of Directors has approved an increase in the company’s quarterly dividend to $0.28 per share on its common shares, from the previous level of $0.23 per share.

The dividend is payable September 25, 2014 to shareholders of record at the close of business on September 4, 2014.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com